Exhibit 12.1

THE CHEMOURS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(Dollars in millions)	2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes	$912	$(11)	$(188)	$550	$576
Adjustment for companies accounted for by the equity method	(33)	(12)	—	1	(1)
Less: Capitalized interest (1)	(9)	(18)	(21)	—	—
Add: Amortization of capitalized interest (1)	3	2	1	—	—
	873	(39)	(208)	551	575
Fixed charges:
Interest and debt expense (2)	215	224	132	—	—
Capitalized interest (1)	9	18	21	—	—
Rental expense representative of interest factor	4	4	4	3	2
	228	246	157	3	2

Total adjusted earnings (loss) available for payment of fixed charges	$1,101	$207	$(51)	$554	$577
Number of times fixed charges earned	5	(a)	(a)	185	289

(1)

Chemours did not incur interest expense prior to May 12, 2015. As such, no capitalized interest and related amortization were recorded related to Chemours’ indebtedness in the periods prior to May 12, 2015.

(2)	Excludes net gain on debt extinguishments of $10 for the year ended December 31, 2016.
(a)

Due to net losses in the years ended December 31, 2016 and 2015, the ratio of earnings to fixed charges was less than 1. The Company’s earnings were insufficient to cover fixed charges requirements by $39 and $208, respectively.